

03051888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING April 11, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herenton Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

Memphis (City) Tennessee (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard W. Harris 901-684-1170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Collins Thomas & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

6055 Primacy Pkwy., Suite 115, Memphis, TN 38119
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney B. Herenton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herenton Capital Partners, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires 10-12-04

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

HERENTON CAPITAL PARTNERS, INC.

For the Year Ended June 30, 2003 and
the Period April 11, 2002 (date of inception) to June 30, 2002

TABLE OF CONTENTS

Collins Thomas & Associates, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

A. Lawrence Collins, C.P.A.
John W. Thomas, C.P.A.
Catherine L. Sanborn, C.P.A.
Terryl M. Viner, C.P.A.
Roger D. Webb, C.P.A.

6055 Primacy Parkway, Suite 115
Memphis, Tennessee 38119
Phone (901) 684-1170
Fax (901) 684-1208
cpa@cta-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Herenton Capital Partners, Inc.
Memphis, Tennessee

We have audited the accompanying balance sheets of Herenton Capital Partners, Inc., as of June 30, 2003 and 2002 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year ended June 30, 2003 and the period April 11, 2002 (date of inception) to June 30, 2002. These financial statements are the responsibility of Herenton Capital Partners, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule section is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herenton Capital Partners, Inc., as of June 30, 2003, and the results of its operations and its cash flows for the year ended June 30, 2003 and the period April 11, 2002 (date of inception) to June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Collins Thomas & Associates, PLLC

August 20, 2003

HERENTON CAPITAL PARTNERS, INC.
BALANCE SHEETS
June 30, 2003 and 2002

		2003		2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	180,944	$	85,421
Cash - deposit account - restricted		100,000		100,000
Accounts receivable, related parties		6,783		340
Prepaid expenses		24		399
Deferred tax benefit		3,691		4,565
TOTAL CURRENT ASSETS	$	291,442	$	190,725
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	10,666	$	7,900
Commissions payable		6,500		0
Brokers payable		3,364		0
Accrued income taxes		7,553		0
TOTAL CURRENT LIABILITIES		28,083		7,900
LONG TERM DEBT				
Notes payable - First Tennessee Bank		50,000		0
STOCKHOLDERS' EQUITY				
Capital stock - common, 1,000 shares authorized, par value $.001 per share, 170 shares issued and outstanding		0		0
Capital stock - preferred, 1,000 shares authorized, par value $.001 per share, 30 shares Series A preferred issued and outstanding Liquidation preference of $3,333.34 per share		0		0
Additional paid in capital		200,340		200,340
Retained earnings (deficit)		13,019		(17,515)
		213,359		182,825
	$	291,442	$	190,725

See accompanying notes and accountants' report.

HERENTON CAPITAL PARTNERS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Year Ended June 30, 2003 and the Period April 11, 2002 (Date of Inception) to June 30, 2002

	2003	2002
REVENUES		
Commissions	$ 121,955	$ 0
Investment banking fees	31,900	0
Interest income	1,161	209
	155,016	209
EXPENSES		
Administrative services	55,253	4,500
Bank charges	102	48
Clearing and brokerage	4,437	0
Commissions	6,500	0
Computer software	272	161
Gifts	650	0
Equipment rental	50	0
Insurance	1,210	769
Interest expense	763	0
Licenses & registration	7,587	4,191
Overnight mail	170	0
Professional fees	31,079	12,244
Rent expense	1,200	0
State franchise tax	543	0
Taxes - other	1,457	0
Telecommunications	4,465	0
Travel	860	376
	116,598	22,289
INCOME (LOSS) BEFORE INCOME TAXES	38,418	(22,080)
PROVISION FOR INCOME TAX (EXPENSE) BENEFIT	(7,884)	4,565
NET INCOME (LOSS)	30,534	(17,515)
BEGINNING RETAINED EARNINGS (DEFICIT)	(17,515)	0
ENDING RETAINED EARNINGS (DEFICIT)	$ 13,019	$ (17,515)

See accompanying notes and accountants' report.

HERENTON CAPITAL PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For the Year Ended June 30, 2003 and the Period April 11, 2002 (Date of Inception) to June 30, 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 30,534	$ (17,515)
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for deferred tax benefit	874	(4,565)
(Increase) decrease in:		
Cash - deposit account - restricted	0	(100,000)
Accounts receivable, affiliate	(6,443)	(340)
Prepaid expenses	375	(399)
(Decrease) increase in:		
Accounts payable - trade	2,766	7,900
Commissions payable	6,500	0
Brokers payable	3,364	0
Accrued income taxes	7,553	0
NET CASH FLOWS FROM OPERATING ACTIVITIES	45,523	(114,919)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable	50,000	0
Proceeds from issuance of capital stock -common stock	0	340
Proceeds from issuance of preferred capital stock-Series A	0	200,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	50,000	200,340
NET INCREASE (DECREASE) IN CASH	95,523	85,421
CASH, BEGINNING OF YEAR	85,421	0
CASH, END OF YEAR	$ 180,944	$ 85,421

See accompanying notes and accountants' report.

HERENTON CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2003 and the Period April 11, 2002 (Date of Inception) to June 30, 2002

	Capital Stock				Additional Paid-in Capital
	Preferred		Common		
	Shares	Amount	Shares	Amount	
Balances, April 11, 2002	30	$0	170	$0	$200,340
Capital stock activity for period ended June 30, 2002	0	0	0	0	0
Balances, June 30, 2002	30	0	170	0	200,340
Capital stock activity for year ended June 30, 2003	0	0	0	0	0
Balances, June 30, 2003	30	$0	170	$0	$200,340

See accompanying notes and accountants' report.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Herenton Capital Partners, Inc. (HCP) was incorporated in the state of Delaware on October 11, 2001 pursuant to the Company's Bylaws. The Corporation is authorized to issue two classes of stock in the following number of shares: (1) 1,000 shares of common stock, par value of $.001 per share, and (2) 1,000 shares of preferred stock, par value of $.001 per share. The preferences, limitations, and relative rights of the above classes of stock shall be as follows:

Each share of Common Stock is entitled to one vote. Upon dissolution of the Corporation, each share of Common Stock is entitled to receive a pro-rata share of the net assets of the Corporation.

Shares of Preferred Stock may be issued in one or more classes or series. Each class or series is given a distinguishing designation. Currently, the Corporation has authorized a Series A Preferred Stock which are preferred over the shares of common stock. Each share of Series A preferred stock shall receive $3,333.34 upon liquidation or dissolution of the Corporation. Each share of Series A stock is convertible to common stock at $6,666.67 per share.

The Corporation is registed as a broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Corporation maintains offices in Memphis, TN and Atlanta, GA.

As an introducing broker-dealer, the Corporation operates under Rule 15c3-3(k)(2)(ii), which requires that all of the funds and securities of its customers be handled through a clearing broker-dealer. During fiscal year June 30, 2003, the Corporation cleared its securities transactions on a fully disclosed basis through Pershing LLC, 1 Pershing Plaza, Jersey City, NJ.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

HCP maintains its books on the accrual basis of accounting. However, for tax purposes the cash basis of accounting is used.

Revenue Recognition

HCP derives substantially all of its revenues from commissions earned on the trading of securities by customers. Commission revenues, commission fees, and related clearing charges are recognized on a trade date basis. HCP commission revenue is shown net of commissions paid to the clearinghouse.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENTS

HCP is subject to the net capital requirements of the Securities and Exchange Commission under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At June 30, 2003 the Corporation had net capital of $252,861, which was $152,861 in excess of the amount required to be maintained at that date. HCP's ratio of aggregate indebtedness to net capital is 0.11-to-1.

NOTE D - RESTRICTED CASH-DEPOSIT ACCOUNT

The clearing broker-dealer agreement with Pershing LLC requires HCP to establish a Deposit Account ("Account"). This Account assures the Corporation's performance of its obligations under the agreement. The Account does not represent an ownership interest in Pershing LLC. The Account balance required as of June 30, 2003 and 2002 is $100,000. Restricted cash is not considered as cash or a cash equivalent.

NOTE E - NOTE PAYABLE TO RELATED PARTY

On March 10, 2003 the Corporation entered into a $50,000 Subordinated Loan Agreement ("Agreement") with a bank related to the majority stockholder. The Agreement was approved by National Association of Securities Dealers.

Under a subordinated loan, the funds loaned can be used without restriction by the Corporation, the loan is not protected by the Securities Investor Protection Corporation, and the lender's claim against the Corporation is subordinate to all other parties.

The loan matures on March 30, 2006 and bears interest at 4.9% per annum. No principal payments are due until maturity. Interest payments are made monthly. The outstanding balance at June 30, 2003 was $50,000.

NOTE F - ADMINISTRATIVE SERVICES AND LEASES

The Corporation is headquartered in Memphis, TN with a branch office located in Atlanta, GA. HCP is provided office space and receives administrative services from a stockholder for $4,500 per month. The agreement may be terminated upon thirty days notice to stockholder. Administrative services include financial services, marketing, public relations, and communication services.

HCP also subleases an office from an unrelated party in Atlanta, GA for $100 per month. This lease is renewable on an annual basis.

NOTE G - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

The deferred tax asset arises from the accrual basis being used for financial statement purposes and the cash basis used for tax purposes.

The components of income tax expense related to operations are as follows:

	2003	2002
Federal		
Current Expense	($4,790)	$0
Deferred (expense) benefit related to:		
Net operating loss carryforward	0	2,637
Timing difference of accounts payable	(1,600)	623
Timing difference of commissions payable	996	0
	(604)	3,260
State		
Current Expense	(2,220)	0
Deferred (expense) benefit related to:		
Net operating loss carryforward	0	1,055
Timing difference of accounts payable	(693)	250
Timing difference of commissions payable	423	0
	(270)	1,305
Total income tax (expense) benefit	($7,884)	$4,565

NOTE H - RELATED PARTY TRANSACTIONS

The Company has open accounts receivable from the minority stockholder for $6,125 and $340 as of June 30, 2003 and June 30, 2002, respectively. In addition, HCP has an open accounts receivable from a related company with common ownership by the minority stockholder for $658 as of June 30, 2003.

NOTE I SUBSEQUENT EVENT- CONSULTANT AGREEMENT & PROMISSORY NOTE

The Company entered into an agreement with a consultant to provide research, marketing, and management services dated July 31, 2003. This agreement also benefits a related company with common ownership by the minority stockholder. The Company is funding this agreement and a promissory note was issued for repayment by the related company. The total consulting fee is for $60,000, with monthly installments as follows: $20,000 due on July 31, 2003, $20,000 due on August 15, 2003, and $20,000 due on September 15, 2003.

NOTE J - PRESENTATION OF JUNE 30, 2002 STATEMENT OF INCOME AND RETAINED EARNINGS

The Corporation's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on April 11, 2002. The Corporation was required, pursuant to paragraph (d) of Rule 17a-5, to file an audited report for the year ended June 30, 2002. Because the Corporation's registration with the Commission became effective on April 11, 2002, the Corporation requested an exemption from filing an audited report for the period ended June 30, 2002. The Commission's Division of Market Regulation approved the Corporation's request, however the audited report for the year ended June 30, 2003 must cover the entire period from April 11, 2002, the effective date of the Corporation's registration with the Commission. Therefore, this audit report includes an audited Statement of Income and Retained Earnings for the period April 11, 2002 (date of inception) to June 30, 2002.

NOTE K- CONCENTRATIONS OF RISK

The amount of cash and certificates of deposit on deposit in one institution exceeds the federally insured limit of $100,000. HCP cash balances total $172,536 as of June 30, 2003.

HCP serves institutional investors exclusively. Fluctuations in the investing activities of institutions and the economy will affect HCP revenues.

NOTE L - CASH FLOW INFORMATION

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be equivalents. Cash payments for interest and income taxes are as follows:

	2003	2002
Income taxes	$0	$0
Interest	$598	$0

Supplementary Schedules

HERENTON CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
June 30, 2003 and 2002

	2003	2002
Balance, beginning of period	$ 0	$ 0
Increases - issuance of subordinated notes	50,000	0
Decreases	0	0
Balance, end of period	$50,000	$0

HERENTON CAPITAL PARTNERS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
June 30, 2003 and 2002

	2003	2002
COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$ 213,359	$ 182,825
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	50,000	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED	263,359	182,825
DEDUCTIONS AND/OR CHARGES		
Receivable from related parties	6,783	340
Deferred tax benefit	3,691	4,565
Other deductions	24	399
TOTAL DEDUCTIONS AND/OR CHARGES	10,498	5,304
NET CAPITAL	$ 252,861	$ 177,521
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Accounts payable	$ 10,666	$ 7,900
Commissions payable	6,500	0
Brokers payable	3,364	0
Accrued income taxes payable	7,553	0
AGGREGATE INDEBTEDNESS	$ 28,083	$ 7,900
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,872	$ 527
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000	$ 100,000
Net capital requirement (greater of above two minimum requirement amour	$ 100,000	$ 100,000
Net capital in excess of required minimum	$ 152,861	$ 77,521
Excess net capital at 1500%	$ 248,649	$ 176,336
Excess net capital at 1000%	$ 250,053	$ 176,731
Ratio: aggregate indebtedness to net capital	0.11 to 1	0.04 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Corporations unaudited June 30, 2003 and June 30, 2002 Part IIA FOCUS filing.

HERENTON CAPITAL PARTNERS, INC.
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
June 30, 2003 and 2002

The Corporation is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

Report of Independent Accountants on Internal Control

Collins Thomas & Associates, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

A. Lawrence Collins, C.P.A.
John W. Thomas, C.P.A.
Catherine L. Sanborn, C.P.A.
Terryl M. Viner, C.P.A.
Roger D. Webb, C.P.A.

6055 Primacy Parkway, Suite 115
Memphis, Tennessee 38119
Phone (901) 684-1170
Fax (901) 684-1208
cpa@cta-cpa.com

Report of Independent Accountants On Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Herenton Capital Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Herenton Capital Partners, Inc. (the "Corporation") for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Collins Thomas & Associates, PLLC

August 20, 2003